CLOVER LEAF CAPITAL CORP.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, 10105

July 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Todd Schiffman

Re:	Clover Leaf Capital Corp.

Registration Statement on Form S-1

Filed April 7, 2021, as amended

File No. 333- 255111

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clover Leaf Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Monday, July 19, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Felipe MacLean
Felipe MacLean
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP